Exhibit 99.1

Nayax Appoints Aaron Greenberg as Chief Strategy Officer

HERZLIYA, Israel, February 1, 2024 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, today announced that Aaron Greenberg has joined the Nayax leadership team as Chief Strategy Officer. Mr. Greenberg will lead corporate development, business development and investor relations, helping guide the long-term strategic initiatives of the Company.

In his new role, Mr. Greenberg, who previously served as an advisor to Nayax, will report to Nayax CEO Yair Nechmad.

“Aaron brings vast experience in strategic leadership and management, developing corporate vision, partnerships, M&A and risk management,” Mr. Nechmad said. “Aaron's background and expertise will help propel Nayax's strategy forward. We are excited to have Aaron joining our team and look forward to Aaron’s contributions as Nayax continues to scale and increase its market share globally.”

Mr. Greenberg spent his career on Wall Street with experience across a variety of areas including investing, banking, trading, regulatory, risk, strategy and tax. Prior to joining Nayax, Mr. Greenberg spent two years as managing partner of Tiberius Capital Markets, a division of Arcadia Securities (“Tiberius”), a strategic advisory and M&A practice. While at Tiberius, Mr. Greenberg served as a financial and strategic advisor to Nayax, leading the Company’s recent acquisition of Retail Pro International as well as other strategic initiatives within the Company. Prior to Tiberius, Mr. Greenberg served on the investment team of Lucerne Capital Management, a 20-year-old hedge fund specializing in European mid-cap equities. Concurrently, Mr. Greenberg was Chief Strategy Officer of European Sustainable Growth Acquisition Corp., a U.S.-listed SPAC focused on ESG investing in Europe. Prior to this, Mr. Greenberg held various positions at Wells Fargo Bank and its affiliates, most recently as a portfolio manager evaluating operational inefficiencies and credit policy within the Corporate Investment Bank (CIB). Mr. Greenberg holds a Bachelor of Arts in Economics and History from Yale University in New Haven, CT.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID 19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; Aaron Greenberg’s success as Chief Strategy Officer and the impact his appointment will have on the Company; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax
Nayax (Nasdaq: NYAX, TASE: NYAX) is a global commerce enablement and payment and loyalty solution designed to improve the revenue and operational efficiency of businesses around the world. Nayax's offering includes localized cashless payment acceptance, integrated POS devices, a management suite, and consumer engagement tools, enabling merchants to conduct commerce anytime, anywhere. With nearly 20 years' experience serving the automated and self-service industry, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple verticals and industries worldwide including retail, hospitality, energy, and mobility. Today, Nayax’s global influence is reflected in its listing on both Nasdaq and the Tel Aviv Stock Exchange (TASE) in addition to its 9 global offices with 800 employees. Nayax has connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's vision is to create frictionless commerce experiences for both businesses and consumers, benefiting communities around the world.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations Contact:
Sagit Manor
CFO
sagit@nayax.com